Laser Master International, Inc.
1000 First Street
Harrison, NJ 07029

                     June 25, 2009

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Laser Master International, Inc.
Form 10-K for the fiscal year ended November 30, 2008
Filed March 17, 2009
File No. 002-76262-NY

Dear Ms. Cvrkel:

      Laser Master International, Inc. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 11, 2009 (the “Letter”) to Mendel Klein, the Chairman and Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K filed with the Commission on March 17, 2009 (the “10-K”). We hereby furnish our response to the Letter. The text of the Staff’s comments is set forth in italics below, followed by the response of the Company.

Staff Comment

1.	We note your response to our prior comment 3, but do not believe you have been fully responsive to our request. As originally requested, please tell us and disclose in your financial statements on a separate basis, if there has been a loss in value associated with any of your three real estate joint venture investments as of November 30, 2008 and addressing if the current fair value of each real estate joint venture investment is less than its recorded carrying value at November 30, 2008. Please provide us with the current fair value assigned to each real estate joint venture investment at November 30, 2008 and the method(s) and assumptions used in determining the current fair value of each real estate joint venture investment at November 30, 2008. Additionally, if the recorded book carrying value for any of the real estate joint venture investments at November 30, 2008 is more than its current fair value, please fully explain in detail your basis in concluding that the loss was either temporary or other than temporary. If there

June 25, 2009

was no loss in value associated with any of your three real estate joint venture investments, please fully explain your facts, circumstances, and assumptions used to support this conclusion. We may have further comment upon receipt of your response.

Response

      At this time and as of November 30, 2008, we have no reason to believe that there has been an impairment in the value of any of the three referenced real estate joint ventures. As these properties are still in the construction phase, we have not conducted an appraisal of the properties and thus do not have a formal current fair value estimate for each of the properties. However, our real estate management and development company with respect to these properties has provided estimates indicating that the value per square foot of each of the properties has increased since the time of our respective investments. The estimates provided by our real estate management and development company are based on their industry experience and comparables in the respective neighborhoods. Furthermore, our construction loans are funded in stages and the lenders have not indicated any unwillingness to continue funding these projects, which we believe provides further evidence that there has not been an impairment in the value of these properties. Based on these factors, we believe that there is not now, nor was there as of November 30, 2008, an impairment in the value of any of the three referenced real estate joint ventures.

Staff Comment

2.	We note your response to prior comment 4 and do not believe you have been fully responsive to our request. Your response indicates that none of the criteria of paragraphs 7 and 8 of SFAS 13 was met with regard to the Chicago Lease and therefore operating lease classification was appropriate. Please provide us with detailed information concerning each criterion of paragraph 7 and 8 of SFAS 13 and how each criterion was not met and therefore operating lease accounting was appropriate. We may have further comment upon receipt of your request.

Response

      We determined that the lease for our property in Chicago (the “Chicago Lease”) was properly categorized as an operating lease. According to paragraphs 7 and 8 of SFAS 13, a lease shall not be classified as an operating lease if it meets (i) any of the four criteria of paragraph 7, and (ii) each of the two criteria in paragraph 8. The criteria from paragraph 7 of SFAS 13 is set forth below in italics, followed by our explanation as to why each of such criteria is not met.

       7(a): “The lease transfers ownership of the property to the lessee by the end of the lease term.”

       Pursuant to the terms of the Chicago Lease, ownership will not transfer to the lessee at the end of the lease term.

June 25, 2009

       7(b): “The lease contains a bargain purchase option (as defined in paragraph 5(d)).”

       The Chicago Lease does not contain a bargain purchase option as defined in paragraph 5(d) of SFAS 13.

       7(c): “The lease term (as defined in paragraph 5(f)) is equal to 75 percent or more of the estimated economic life of the leased property (as defined in paragraph 5(g)). However, if the beginning of the lease terms falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.”

       The Chicago Lease is for a term of 25 years, and we estimated that the economic life of the building is 39 years, 75% of which is 29.25 years. Thus, the lease term is not equal to or greater than 75% of the economic life of the building.

       We determined that our 39-year estimate of the building’s economic life was reasonable based on several factors. According to the 2007 Chicago Cook County Appraisal Report, the building was constructed 33 years ago. The building was previously owned by CVS, who had regularly maintained the interior and exterior of the building in good condition over the years, thus increasing the life of the property. In addition, the building is located in an older but well populated area of Chicago, where the neighboring buildings are also of similar age. Furthermore, after an appraisal of the building was completed, the mortgage company determined that a 25-year mortgage was reasonable. We believe that the mortgagor’s extension of a 25-year loan supports our conclusion that the building has an economic life well beyond 25 years, and that our estimate of an economic life of 39 years is reasonable under these circumstances.

       7(d): “The present value at the beginning of the lease term of the minimum lease payments (as defined in paragraph 5(j)), excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property (as defined in paragraph 5(c)) to the lessor at the inception of the lease over any related investment tax credit retained by the lessor and expected to be realized by him. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease. A lessor shall compute the present value of the minimum lease payments using the interest rate implicit in the lease (as defined in paragraph 5(k)). A lessee shall compute the present value of the minimum lease payments using his incremental borrowing rate (as defined in paragraph 5(1)), unless (i) it is practicable for him to learn the implicit rate computed by the lessor and (ii) the implicit rate computed by the lessor is less than the lessee’s

June 25, 2009

  incremental borrowing rate. If both of those conditions are met, the lessee shall use the implicit rate.”

       We calculated the present value of the total minimum lease payments under the Chicago Lease to be $1,868,519, using a present value calculator with the inputs set forth below. Based on this present value calculation, the present value does not exceed 90% of the fair value of the leased property.

•	Rate – 7.75% per month, which is based on our borrowing rate (Prime + .25%) at the time of purchase. Prime rate in December 2006 was 7.50%.

•	Number of periods – 25 years

•	Total lease payments – $12,076,170

•	Fair value of the property – either $8,300,000 (the appraised value of the property) or $7,714,745 (the amount we paid for the property). Note that using either amount as the fair value would not change the conclusion that the criteria is not met.

     Therefore, as none of the four criteria in paragraph 7 of SFAS 13 was met, an analysis of the criteria in paragraph 8 is not required. Based upon the above explanations, we believe we properly categorized the Chicago Lease as an operating lease.

***

     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the 10-K do not foreclose the Commission from taking any action with respect to the 10-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (973) 482-7200.

Sincerely,

/s/ Mendel Klein
Mendel Klein
Chairman and Chief Executive Officer

cc: Heather Clark